Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	983,468
Accounts receivable	$	8,111
CRD Deposit	$	166
Prepaid fidelity bond	$	3,013
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $31,630	$	256,404
Deposit - Leasehold improvements	$	4,783
Deposit - Lease	$	10,022
Total Assets		$ 1,265,967

Liabilities & Member's Equity

Liabilities

Accounts payable

Commissions and related taxes payable	$	25,040
State & local taxes payable	$	4,985
Total Liabilities	$	30,025
Member's Equity		$ 1,235,942
Total Liabilities and Member's Equity		$ 1,265,967

See notes to the financial statements